CUSIP No.: 65105M603	Page 1 of 8

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Newcastle Investment Corp.
(Name of Issuer)

Common Stock (Title of Class of Securities)

65105M603 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 65105M603	Page 2 of 8

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,513,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,513,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,513,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*
All percentages of common stock, par value $0.01 per share (the “Common Shares”) of the Issuer outstanding contained herein are based on 66,734,136 Common Shares outstanding as of August 2, 2016, as reported on the Issuer’s Form 10-Q filed on August 9, 2016, plus 5,341,111 options beneficially owned by the Reporting Persons that, as of October 2, 2016 were exercisable within 60 days.

CUSIP No.: 65105M603	Page 3 of 8

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,513,959*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,513,959*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,513,959*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 65105M603	Page 4 of 8

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,513,959*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,513,959*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,513,959*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

FOE I may be deemed to beneficially own and share the power to vote and dispose of 5,513,959 Common Shares, including 172,848 Common Shares held directly by it and 5,341,111 Common Shares that may be issued to it upon its exercise of option to purchase Common Shares that are held by it and are exercisable within sixty (60) days, which represents 7.7% of the Common Shares outstanding.

Each of FIGC and Fortress may be deemed to beneficially own and share the power to vote and dispose of the 5,513,959 Common Shares beneficially owned by FOE I, by virtue of FIGC being the general partner of FOE I and by virtue of Fortress’s ownership of all the interests of FIGC, which such Common Shares represent 7.7% of the Common Shares outstanding.

All percentages of Common Shares outstanding contained herein are based on 66,734,136 Common Shares outstanding as of August 2, 2016 plus 5,341,111 options beneficially owned by the Reporting Persons that, as of October 2, 2016, were exercisable within 60 days.

As described in the Issuer’s Proxy Statement for the 2016 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 8, 2016 (the “2016 Proxy Statement”), certain options previously held by the Reporting Persons become exercisable as to 1/30th of the Common Shares subject to such options on the first day of each of the following 30 calendar months following the date of grant. Accordingly, on September 2, 2016 and October 2, 2016, such options became exercisable within sixty days in respect of 25,514 Common Shares and 25,514 Common Shares, respectively. This amendment is being filed to report the acquisition of beneficial ownership, as a result of the vesting of previously granted options, as described above, by the Reporting Persons of one percent or more of the Common Shares outstanding since the filing of the original Schedule 13D on May 19, 2015.

Other than previously-held options to purchase Common Shares becoming exercisable within sixty days, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the Common Shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by restating the first paragraph of the Item as follows:

As described in the Issuer’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 as filed with the Securities and Exchange Commission on March 10, 2016 (the “2015 10-K”), the Reporting Persons or an affiliate of them may direct awards of options to purchase Common Shares otherwise acquired by the Reporting Persons pursuant to the Advisory Agreement to employees of the Reporting Persons’ affiliates who act as officers for the Issuer or perform other services for the Issuer. Such options are referred to as “Tandem Options.” Tandem Options correspond on a one-to-one basis with options held by the Reporting Persons, such that exercise by a holder of a Tandem Option would result in the corresponding option held by the Reporting Person being cancelled. The Reporting Persons have agreed that while Tandem Options remain outstanding, the Reporting Person will not exercise any options that relate to the options outstanding under such Tandem Options. However, if any Tandem Options are forfeited, expire or are cancelled without being exercised, the related options held by the Reporting Persons will again become exercisable in accordance with their terms. As of the date of this statement, 266,657 options held by the Reporting Persons to purchase Common Shares are subject to Tandem Options. The disclosure herein concerning Tandem Options is a summary; for further information regarding Tandem Options, see the Issuer’s related disclosure in the 2016 Proxy Statement under the caption “Proposal No. 3 Approval of the 2016 Nonqualified Option and Incentive Award Plan—Summary of the Plan Terms—Tandem Options.”

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2016	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: October 7, 2016	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: October 7, 2016	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Annex A is hereby amended and restated as follows:

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name:	Principal Occupation:

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors

Randal A. Nardone	Chief Executive Officer, Principal and Director

Peter L. Briger Jr.	Principal and Co-Chairman of the Board of Directors

David B. Berry	Director

Douglas L. Jacobs	Director

George W. Wellde, Jr.	Director

Michael G. Rantz	Director

David N. Brooks	Secretary, Vice President and General Counsel

Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name:	Principal Occupation:

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors

Randal A. Nardone	Chief Executive Officer, Principal and Director

Peter L. Briger Jr.	Principal and Co-Chairman of the Board of Directors

David N. Brooks	Secretary, Vice President and General Counsel

Daniel Bass	Chief Financial Officer and Treasurer

FIG Corp. is the General Partner of Fortress Operating Entity I LP.

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.